Mail Stop 4561

February 22, 2007

Mr. John J. Park
Chief Financial Officer
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL 60069

> **Re: Hewitt Associates, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed November 17, 2006**
> **Form 8-K**
> **Filed December 7, 2006**
> **File No. 1-31351**

Dear Mr. Park:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant